Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Appoints Chief Financial Officer

Vancouver, BC – December 2, 2010: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) is pleased to announce the appointment of Mr. Ezequiel Sirotinsky as Chief Financial Officer of the Company.

Mr. Sirotinsky, a Certified Public Accountant, was formerly Director of Finance for Silver Standard Resources, Inc., where he was responsible for the administration and finance aspects of their Mina Pirquitas Project in Argentina, and Administrative and Finance Manager for AngloGold Ashanti Limited’s Cerro Vanguardia Project, a gold and silver mine, where, among other responsibilities, he was involved in reporting and accounting management, treasury and cash management, risk management, business planning and strategy development, and tax planning.

The Company welcomes Mr. Sirotinsky as Chief Financial Officer. His experience garnered from holding senior finance positions within other mineral producing companies will benefit the Company in its next steps to becoming a mid-tier gold producer.

Mr. Sirotinsky replaces Ms. Julie van Baarsen as the Company’s Chief Financial Officer. Petaquilla’s board of directors and management would like to thank Ms. van Baarsen for her dedicated and attentive work and wishes her well in her future endeavors.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. The plant utilizes three ball mills and a carbon-in-pulp processing facility. Anticipated throughput for the project during the first year of commercial production is estimated to be 2200 tonnes per day. The Molejon mine site is located in the south central area of the Company’s 100% owned 842 square kilometer concession lands, a region known historically for its gold content

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Executive Chairman of the Board

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063

Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.